Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of uniQure N.V.’s (“uniQure N.V.”, “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The description below of our ordinary shares and provisions of our articles of association are summaries and are qualified by reference to our articles of association and the applicable provisions of Dutch law.

DESCRIPTION OF SHARE CAPITAL

The following description of the general terms and provisions of our ordinary shares is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of association. Our articles of association have been filed with the SEC as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part and you should read the articles of association for provisions that may be important to you.

Authorized Ordinary Shares

Under Dutch law, the authorized share capital is the maximum capital that we may issue without amending our articles of association and may be a maximum of five times the issued share capital. Our articles of association provide for an authorized share capital of 80,000,000 ordinary shares, each with a nominal value per share of €0.05.

Form of Ordinary Shares

We issue our ordinary shares in registered book-entry form and no share certificates are issued for such shares.

Nasdaq Global Select Market Listing

Our ordinary shares are listed on The Nasdaq Global Select Market under the symbol “QURE.”

Comparison of Dutch Corporate Law and Our Articles of Association and Delaware Corporate Law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this exhibit. This summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code (the “DCGC”), and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands.    We have a one-tier board structure consisting of our executive directors and non-executive directors. Our executive and non-executive directors will be collectively responsible for the management performed by our board and for the general policy and strategy of our company. The executive directors are responsible for the day-to-day management of our company. Our non-executive directors are responsible for supervising the conduct of, and providing advice to, our executive directors and for providing supervision with respect to our company's general state of affairs. Our directors may divide their tasks among themselves in or pursuant to internal rules. Each director has a duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or split-up of our company, whereby the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Certain resolutions of our board regarding a material change in the identity or character of our company requires shareholders’ approval.

Our board is entitled to represent our company. The power to represent our company also vests in two executive directors acting jointly. In case only one executive director is in office, such executive director is authorized to represent the company acting independently.

Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands.

The DCGC provides the following best practice recommendations on the terms of tenure of directors:

•	executive directors should be appointed for a maximum term of four years, without limiting the number of consecutive terms they may serve; and
•

non-executive directors should be appointed for two consecutive terms of no more than four years each and, thereafter, may be reappointed for two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in the statutory annual report.

Our executive and non-executive directors are appointed by the general meeting of shareholders upon the binding nomination of the non-executive directors.

The general meeting of shareholders is entitled at all times to suspend or dismiss a director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss a director by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of the company.

Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by a company's certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on such a classified board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands.    Under Dutch law, directors are appointed and re-appointed by the general meeting of shareholders. Under our articles of association, directors are appointed by the general meeting of shareholders upon the binding nomination by the non-executive directors. However, the general meeting of shareholders may at all times overrule such binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company. If the general meeting of shareholders overrules the binding nomination, the non-executive directors must make a new nomination.

Our board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of directors without requiring a shareholder vote. If all of our directors are absent or incapacitated, the appointed secretary of our company shall temporarily be responsible for the management of our company until the vacancies have been filled.

Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands.    Pursuant to Dutch law and our articles of association, directors may not take part in any discussion or decision-making that involves a subject or transaction in relation to which they have a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the director concerned is unable to serve our interests and the business connected with our company with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our articles of association provide that if as a result thereof, the board is unable to resolve upon a certain matter, the resolution will be adopted by the general meeting of shareholders.

The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of directors:

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a director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chair of the board without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chair of the board has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chair of the board without delay;

•	the board should decide, outside the presence of the director concerned, whether there is a conflict of interest;
•	all transactions in which there are conflicts of interest with directors should be agreed on terms that are customary in the market; and
•

decisions to enter into transactions in which there are conflicts of interest with directors that are of material significance to the company and/or to the relevant directors should require the approval of the board. Such transactions should be published in the statutory annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;
•	the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or
•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Shareholder rights

Voting rights

The Netherlands.    In accordance with Dutch law and our articles of association, each issued ordinary share confers the right to cast one vote at the general meeting of shareholders. No votes may be cast at a general meeting of shareholders on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

For each general meeting of shareholders, the board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at a specific general meeting of shareholders. Such record date shall be the 28th day prior to the day of the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the meeting.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than ten days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands.    Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of our issued share capital may request us to convene a general meeting of shareholders, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting of shareholders. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our board to convene a general meeting of shareholders and our board has not taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request. The application shall also be disallowed if the proponent(s) has/have not demonstrated to have a reasonable interest in the convening of the general meeting of shareholders.

The agenda for our general meetings of shareholders shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of our issued share capital. These requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting of shareholders or to request the convening of a general meeting of shareholders shall not exercise such rights until after they have consulted our board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), our board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our board shall report on this consultation and the exploration of alternatives to our general meeting of shareholders. The response period may be invoked only once for any given general meeting of shareholders and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting of shareholders or their right to request a general meeting of shareholders, propose an agenda item for our general meeting of shareholders to dismiss, suspend or appoint one or more directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting of shareholders cannot dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our board. During a cooling-off period, our board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting of shareholders. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•

our board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•	our cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value for at least three years, $15,000 in market value for at least two years, or $25,000 in market value for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands.    Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our articles of association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a listed company.

Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands.    Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, pursuant to Dutch law a shareholder who for its own account holds at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber (Ondernemingskamer). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders.

Also, Dutch law provides for cash exit rights in certain situations for shareholders of a company organized under Dutch law entering into certain types of mergers, demergers or conversion. In those situations, a shareholder may file a claim with the Dutch company for compensation or re-examination of the exchange ratio, as applicable, subject to certain conditions and in accordance with the procedures stipulated by Dutch law. Such compensation shall then be determined by one or more independent experts. Except in the case of a shareholder seeking re-examination of an exchange ratio, the shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger, demerger or conversion.

Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands.    In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not always bind all individual class members. Even though Dutch law does not provide for derivative suits, our directors and officers can still be subject to liability under U.S. securities laws.

Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands.    Under Dutch law, our company may not subscribe for newly issued shares in its own share capital. We may, however, subject to certain restrictions under Dutch law and our articles of association, acquire shares in our own share capital. We may acquire fully paid-up shares in our own share capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and our articles of association, we may repurchase fully paid-up shares in our own share capital if (i) the company’s shareholders’ equity (eigen vermogen) less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital.

Other than shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our board, acting pursuant to an authorization for the repurchase of shares granted by the general meeting of shareholders. An authorization by the general meeting of shareholders for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. Our board has been authorized, for a period of 18 months to be calculated from the date of the annual general meeting of shareholders held on June 11, 2025, to cause the repurchase of ordinary shares by us of up to 10% of our issued share capital, for a price per share between the nominal value of the ordinary shares and an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets we are listed on during any of 30 banking days preceding the date the repurchase is effected or proposed.

No authorization of the general meeting of shareholders is required if fully paid-up ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan, provided such ordinary shares are officially quoted on any of the official stock markets.

Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the staggered three-year terms of our directors, as a result of which only approximately one-third of our directors will be subject to election in any one year;
•	a provision that our directors may only be dismissed or suspended at the general meeting of shareholders by a two-thirds majority of votes cast representing more than half of our issued share capital;
•

a provision that our directors may only be appointed upon binding nomination of the non-executive directors, which can only be overruled by the general meeting of shareholders with a two-thirds majority of votes cast representing more than half of our issued share capital;

•	a provision allowing our appointed secretary to manage our company if all of our directors are absent or incapacitated, until the vacancies have been filled; and
•	requirements that certain matters, including an amendment of our articles of association, may only be resolved upon by our general meeting of shareholders upon a proposal by our board.

Moreover, according to Dutch corporate law and the DCGC, our board can invoke a cooling-off period of up to 250 days or a response period of up to 180 in certain cases. See above under “Shareholder Proposals.”

Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

•

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless: the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and representatives of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands.    Our board must generally provide our shareholders, at the general meeting of shareholders, with all information that the shareholders require, unless doing so would be contrary to an overriding interest of our company. Our board must give reason for electing not to provide such information on the basis of an overriding interest.

Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Removal of directors

The Netherlands.    Under our articles of association, the general meeting of shareholders is at all times entitled to suspend or dismiss a director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such a member by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company. The DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

Delaware.    Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (1) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Issuance of shares

The Netherlands.  Under Dutch law, a company’s general meeting of shareholders is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting of shareholders can delegate such authority to another corporate body of the company for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. The general meeting of shareholders adopted a resolution on June 11, 2025 pursuant to which our board is authorized for a period of 18 months with effect from the date of the meeting to issue shares and grant rights to subscribe for ordinary shares up to the amount of 10,750,000 ordinary shares.

Delaware. Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize the issuance of additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

Preemptive rights

The Netherlands.    Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of our board. The general meeting of shareholders may designate our board to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting. The same applies to the granting of rights to subscribe for our ordinary shares but does not apply to the issuance of our ordinary shares pursuant to the exercise of a previously acquired right to subscribe for our ordinary shares.

At our annual general meeting of shareholders held on June 11, 2025, the general meeting of shareholders resolved to authorize our board for a period of 18 months with effect from the date of the meeting to restrict or exclude preemptive rights accruing to shareholders in connection with the issue of ordinary shares or rights to subscribe for ordinary shares up to the amount of 10,750,000 ordinary shares.

Delaware.    Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands.    Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent that the shareholders' equity exceeds the amount of the paid-up and called-up part of the issued share capital of the company and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the paid-up and called-up part of the issued share capital of the company and the reserves that must be maintained under the law or the articles of association, as apparent from an interim statement of assets and liabilities.

Under our articles of association, any amount of profit may be carried to a reserve as our board determines. After reservation by our board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders.

Dividends will be made payable no later than thirty days after the date they were declared unless the body declaring the dividend determines a different date. Claims to dividends not made within five years and one day from the date that such dividends became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder vote on certain reorganizations

The Netherlands.    Under Dutch law, the general meeting of shareholders must approve resolutions of the board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;
•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes, according to the last adopted annual accounts of the company.

The absence of such approval shall result in the relevant resolution being null and void but shall not affect the powers of representation of the board or of the executive directors.

Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of directors

The Netherlands.    Under Dutch law and our articles of association, we must have a remuneration policy for our directors. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our directors, provided that such compensation is consistent with our remuneration policy. Changes to such remuneration policy require a resolution of the general meeting of shareholders upon the proposal of our non-executive directors. The remuneration of our executive directors will be determined by our non-executive directors with due observance of our remuneration policy; the remuneration of our non-executive directors will be determined by the board with due observance of our remuneration policy.

Delaware.    Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to binding or advisory stockholder votes due to the provisions of U.S. federal securities and tax law, as well as stock exchange requirements.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as transfer agent and registrar for our ordinary shares.